August 13, 2012

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20459-0306

RE:    Alamo Group Inc.
Form 10-K for the year ended December 31, 2011
Filed March 12, 2012
File No. 001-13854

Dear Mr. James,

We have received your letter, dated July 31, 2012, to Dan E. Malone, Executive Vice President & Chief Financial Officer of Alamo Group Inc. (“Alamo” or the “Company”), requesting information concerning comments you had on the above referenced filings. I have listed each question below followed by a response that has been bolded for your convenience.

We appreciate the opportunity to provide information and to clarify any items that may be unclear. We hope these answers will be sufficient in helping understand our disclosures.

Form 10-K for the fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 25

1.
We note that fiscal year 2011 revenues increased significantly and your discussion indicates that this was primarily related to volume increases. However, you disclose that gross margins for 2010 were supported by higher margins on sales. In future filings, please quantify each material factor, i.e. such as price changes and/or volume changes by type of product that led to the increase in revenues during the period. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

We acknowledge the Staff's comments and will continue to make certain our MD&A discussions reflect material trends and new developments in future filings. We would like to note that we have considered Item 303 and related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350 in our historical filings. These considerations have included providing a number of analysis to explain trends in revenue, operating expenses and results of operations.

Mr. Martin James
Securities and Exchange Commission
August 13, 2012

The majority of the gross margin increase in 2010 came from the acquisition of Bush Hog (about 91% of the increase). The increased revenue from the Company's replacement parts business supported the higher margin increase.

2. In future filings please discuss the specific reasons for the impairment of goodwill recorded in fiscal 2011 and clarify how you determined the amount.

In future filings, we will disclose the specific reasons for impairment of goodwill recorded in fiscal 2011 and will clarify how the amount was determined.

Liquidity and Capital Resources, page 27

3. We note your disclosure on page 61 that unremitted earnings of your non-U.S. subsidiaries and affiliates of $116 million are permanently reinvested, and no deferred tax liability has been recorded in connection with these unremitted earnings. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a) (1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Our foreign operations are a significant portion of our overall business, and it is our primary intent to maintain continuing operations at these foreign subsidiaries as they will continue to require ongoing investments. We will revise our future filings to disclose the amounts of cash, cash equivalents and investment amounts held by our foreign subsidiaries that would not be available for use in the United States without incurring U.S. federal and state income tax consequences. In addition, in our future filings, we will provide a discussion of any known trends, demands or uncertainties as a result of our policy that are reasonably likely to have a material effect on the business as a whole or to our financial flexibility.

Financial Statements

Note 1. Stock-Based Compensation, page 52

4. We note that you are using the minimum value method to estimate the value of certain awards. This method is not appropriate for a public entity as indicated under FASB ASC 718-10-55-35 through 41 as well as 718-10-55-51 through 58 (previously Appendix B of SFAS 123R). Please tell us why you continue to amortize these awards using the minimum value method and how you determined that this is appropriate.

The Company no longer uses the minimum value method. We will update this disclosure in future filings.

Mr. Martin James
Securities and Exchange Commission
August 13, 2012

Inventories - Obsolete and Slow Moving, page 55

5. We note your disclosure indicates that you calculate a “reserve” to cover obsolete and slow moving inventory. Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis for the related items and that those items cannot be marked up subsequently based on changes in underlying facts and circumstances.

The Company calculates an obsolete and slow moving inventory reserve for each component part it has in its system, writing down inventory to its lower-of-cost-or-market effectively creating a new cost basis for each part. The Company does not allow component parts to be written up after they have been written down.

6. We also note that new products are generally excluded from your reserve policy until a three year history has been established. Please tell us how you review these items in inventory to ensure inventory is appropriately at the lower of cost or market.

The Company is able to monitor new parts in the computer system based on a creation date for each part. Any item with a creation date of less than three years is monitored to ensure that its cost is reflected at lower-of-cost-or-market.

We confirm that Alamo Group Inc. is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Alamo Group Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope these responses will provide you with the information you need. Please call me if you need any further information at (830) 372-9620.

Sincerely,

/S/Richard J. Wehrle
Richard J. Wehrle
Vice President and Controller

cc:    Mr. Ronald A. Robinson, President and CEO of Alamo Group Inc.
Mr. Dan E. Malone, Executive Vice President and Chief Financial Officer of Alamo Group Inc.
Ms. Helen W. Cornell, Chairperson of the Audit Committee of Alamo Group Inc.